SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549





                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS




                                    GPU, INC.
                      Jersey Central Power & Light Company
                           METROPOLITAN EDISON COMPANY
                          PENNSYLVANIA ELECTRIC COMPANY

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


In the Matter of                       )
GPU, Inc.                              )
Jersey Central Power & Light Company   )
Pennsylvania Electric Company          ) Certificate Pursuant
Metropolitan Edison Company            ) to Rule 24 of Partial
SEC File No. 70-7926                   ) Completion of
                                       ) Transactions
(Public Utility Holding                )
Company Act of 1935)                   )
                                       )
                                       )


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

      The undersigned, GPU, Inc. ("GPU"), Jersey Central Power & Light Company ("JCP&L"), Metropolitan Edison Company ("Met-Ed") and Pennsylvania Electric Company ("Penelec"), collectively referred to as the "GPU Companies", do hereby certify pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935, that certain of the transactions proposed in the Declaration, as amended, filed in SEC file No. 70-7926, have been carried out in accordance with the terms and conditions of, and for the purposes requested in, said Declaration and pursuant to the Commission's Order, dated March 18, 1992, and Supplemental Orders, dated October 26, 1994, July 17, 1996, December 22, 1997, June 22, 1999, December 15, 2000 and May 2, 2001, with respect to said Declaration, as follows:

      1. On May 4, 2001, the GPU Companies entered into an Amended and Restated Credit Agreement, dated as of May 1, 2001 with the lenders named therein and the Chase Manhattan Bank, as Administrative Agent (the "New Credit Agreement").

      2. The New Credit Agreement provides for committed bank borrowing capacity for the GPU Companies of $314 million from time to time through October 31, 2001 and additional commitment and fees. In addition, Met-Ed, Penelec and JCP&L have agreed to pledge their respective senior notes, secured by their respective first mortgage bonds, as collateral for borrowings under the New Credit Agreement if certain events occur. The pledges by Met-Ed and Penelec take effect in the event that the lenders under the New Credit Agreement conclude that the decision by the Pennsylvania Public Utility Commission (the "PaPUC") on Met-Ed's and Penelec's pending request for provider of last resort

("PLR") relief is unsatisfactory or if the PaPUC fails to issue an order by June 15, 2001. The pledge by JCP&L takes effect in the event that the lenders reach such conclusion regarding the PLR relief discussed above (or if the PaPUC issues no order by June 15) and if the credit rating of JCP&L's long-term senior secured debt securities is Baa3, BBB- or BBB- from Moody's Investors Service, Inc., Standard & Poor's Ratings Group and Duff & Phelps, respectively, or lower.

      3.    The following exhibit is filed in Item 6:

            B-1(d)      Amended and Restated Credit Agreement






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                                    SIGNATURE


      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                          GPU, INC.
                          Jersey Central Power & Light Company
                          METROPOLITAN EDISON COMPANY
                          PENNSYLVANIA ELECTRIC COMPANY



                          By  /s/ T. G. Howson
                             ---------------------------
                             T. G. Howson,
                             Vice President and Treasurer


Date:  June 7, 2001